FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank (SABB), a 40 per cent indirectly held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
FIRST HALF 2009 RESULTS – HIGHLIGHTS

•

Net profit of SAR1,436 million (US$383 million) for the six months ended 30 June 2009 – down SAR116 million (US$31 million), or 7.5 per cent, compared to SAR1,552 million (US$414 million) for the same period in 2008.

•

Net profit of SAR676 million (US$180 million) for the three months ended 30 June 2009 – down SAR119 million (US$32 million), or 15.0 per cent, compared to SAR795 million (US$212 million) for the same period in 2008 and down SAR84 million (US$22 million), or 11.1 per cent, compared to SAR760 million (US$203 million) for the first three months of 2009.

•

Operating income of SAR2,669 million (US$712 million) for the six months ended 30 June 2009 – up SAR147 million (US$39 million), or 5.8 per cent, compared to SAR2,522 million (US$673 million) for the same period in 2008.

•	Customer deposits of SAR91.5 billion (US$24.4 billion) at 30 June 2009 – up SAR2.4 billion (US$0.6 billion), or 2.7 per cent, compared to SAR89.1 billion (US$23.8 billion) at 30 June 2008.

•	Loans and advances to customers of SAR78.7 billion (US$21.0 billion) at 30 June 2009 – up SAR1.2 billion (US$0.3 billion), or 1.5 per cent, from SAR77.5 billion (US$20.7 billion) at 30 June 2008.

•	The bank’s investment portfolio totalled SAR24.4 billion (US$6.5 billion) at 30 June 2009 compared to SAR30.1 billion (US$8.0 billion) at 30 June 2008.

•	Total assets of SAR122.0 billion (US$32.5 billion) at 30 June 2009 – down SAR4.2 billion (US$1.1 billion), or 3.3 per cent, from 30 June 2008.

•	Earnings per share of SAR1.91 (US$0.51) for the six months ended 30 June 2009 – down 7.5 per cent from SAR2.07 (US$0.55) for the same period in 2008^.

^ Earnings per share for the six months ended 30 June 2008 have been adjusted to reflect a 1:4 bonus issue approved at an Extraordinary General Meeting held on 10 March 2009 and reflected in the share register as at close of business on the same day.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,436 million (US$383 million) for the six months ended 30 June 2009. Net special commission income increased by SAR102 million (US$27 million), or 6.1 per cent, compared with the first half of 2008 reflecting higher average asset volumes. Total non-funds income grew by SAR45 million (US$12 million), or 5.3 per cent, with higher foreign exchange and trade-related income streams compensating for lower levels of share brokerage and mutual fund fees.

Cost growth has been contained to SAR22 million (US$6 million), or 2.8 per cent, compared with the first half of 2008 delivering a cost:income ratio of 30.6 per cent for the first half of 2009 compared to 31.5 per cent for the same period in 2008. No impairment of other financial assets occurred in the first six months of 2009 compared to a SAR61 million (US$16 million) write-down reported for the same period in 2008. Income from associates fell by SAR56 million (US$15 million), or 80.7 per cent, reflecting the challenging market conditions experienced in the first half of 2009 compared to the same period in 2008.

Richard Groves, Managing Director of SABB, said: “SABB’s strong operating income streams have allowed the bank to report robust profits for the first half of 2009 despite a SAR246 million (US$66 million) increase in provisions for possible credit losses as compared with the same period in 2008 as a result of conservative credit policy.

“Deposit growth of SAR2.4 billion (US$0.6 billion), or 2.7 per cent, over the last 12 months has been balanced by loans and advances growth of SAR1.2 billion (US$0.3 billion), or 1.5 per cent, with new loans granted being partially offset by scheduled repayments of existing facilities and lower levels of overdraft. Surplus deposits continue to be invested predominantly in Saudi government instruments. SABB’s capital and liquidity positions remain strong as does the overall quality of the loan book.

“We thank our customers for their continued support and our staff for their commitment and contribution to the bank’s success.”

SABB’s Board of Directors has approved the payment of a gross interim dividend of SAR660 million (US$176 million) for the first half of 2009, equal to that paid in 2008. This represents a net distribution of SAR0.83 per share to Saudi shareholders after the deduction of Zakat.

Payment of dividends shall commence with effect from Monday 27 July 2009 for shareholders registered in the bank’s record as at the end of trading on Monday 20 July 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date:  15 July, 2009